# WATERS EDGE WINERIES, INC.

## FINANCIAL STATEMENTS

## DECEMBER 31, 2025

## (AUDITED)



CASHUK, WISEMAN, GOLDBERG, BIRNBAUM, & SALEM, LLP
**Certified Public Accountants**

2851 Camino Del Rio South | Suite 410 | San Diego, CA 92108-3808 | P (619) 563-0145 | F (619) 563-9584 | www.cwgcpa.com

WATERS EDGE WINERIES, INC.
TABLE OF CONTENTS
December 31, 2025 and 2024

CWGB&S
CPAs

Certified Public Accountants
Telephone (619) 563-0145
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Member of AICPA

CalCPA

PARTNERS
Richard A. Goldberg, CPA
Wes L. Salem, CPA
Ma. Lolita Cremat, CPA
Michael Selamet Kwee, CPA

CWGB&S CPAs
Certified Public Accountants

OFFICE MANAGER
Tanya Davis

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
Waters Edge Wineries, Inc.

**Opinion**

We have audited the accompanying financial statements of Waters Edge Wineries, Inc. (a Delaware corporation), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of income, stockholder's equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waters Edge Wineries, Inc. as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Waters Edge Wineries, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Responsibilities of Management for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Waters Edge Wineries, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgement made by a reasonable user based on the financial statements.

2851 Camino Del Rio South | Suite 410 | San Diego, CA 92108-3808 | P (619) 563-0145 | F (619) 563-9584 | www.cwgcpa.com



In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Waters Edge Wineries, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Waters Edge Wineries, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

*Cashuk, Wiseman, Goldberg, Birnbaum & Salem, LLP*

CASHUK, WISEMAN, GOLDBERG, BIRNBAUM AND SALEM, LLP

San Diego, California
March 23, 2026

## WATERS EDGE WINERIES, INC.
## BALANCE SHEETS
### December 31, 2025 and 2024

### ASSETS

|  | 2025 | 2024 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and Cash Equivalents (Note A) | $ 150,982 | $ 157,146 |
| Accounts Receivable (Note A) | 73,202 | 114,000 |
| Due From Related Entity (Note F) | 333,171 | 289,020 |
| Employees Advance | 4,822 | 2,700 |
| TOTAL CURRENT ASSETS | 562,177 | 562,866 |
| **PROPERTY AND EQUIPMENT** | | |
| Property and Equipment, net of accumulated depreciation of $67,681 and $84,360 in 2025 and 2024 (Notes A & C) | 94,123 | 144,558 |
| **OTHER ASSETS** | | |
| Note Receivable (Note J & L) | 160,000 | 180,000 |
| **TOTAL ASSETS** | $ 816,300 | $ 887,424 |

The accompanying notes are an integral part of these financial statements.

3



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**WATERS EDGE WINERIES, INC.**
**BALANCE SHEETS**
**December 31, 2025 and 2024**

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | 2025 | | 2024 |
|---|---|---|---|---|
| **CURRENT LIABILITIES** | | | | |
| Accrued Expenses | $ | 53,446 | $ | 54,029 |
| Income Tax Payable (Note B) | | - | | 3,213 |
| Current Portion of Long-Term Debt (Note H) | | 11,694 | | 24,745 |
| TOTAL CURRENT LIABILITIES | | 65,140 | | 81,987 |
| **LONG-TERM LIABILITIES** | | | | |
| Long-Term Debt, net of current portion (Note H) | | 470,992 | | 515,016 |
| **TOTAL LIABILITIES** | | 536,132 | | 597,003 |
| **STOCKHOLDER'S EQUITY** | | | | |
| Common Stock - 10,000,000 Shares Authorized, 87,429 Issued and Outstanding (Note M) | | 87,429 | | 200 |
| Retained Earnings | | 192,739 | | 290,221 |
| TOTAL STOCKHOLDER'S EQUITY | | 280,168 | | 290,421 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | **$** | **816,300** | **$** | **887,424** |

The accompanying notes are an integral part of these financial statements.

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# WATERS EDGE WINERIES, INC.
## STATEMENTS OF INCOME
### Years Ended December 31, 2025 and 2024

| | 2025 | 2024 |
|---|---|---|
| **REVENUES** | | |
| Franchise Royalties and Fees (Note A) | $ 565,852 | $ 613,440 |
| Franchise Sales (Notes A) | 75,000 | 212,000 |
| **TOTAL REVENUES** | 640,852 | 825,440 |
| **COST OF REVENUES** | 97,946 | 106,794 |
| **GROSS PROFIT** | 542,906 | 718,646 |
| **EXPENSES** | | |
| Advertising (Note A) | 105,232 | 108,391 |
| Depreciation | 16,879 | 30,469 |
| General & Administrative | 116,407 | 123,847 |
| Insurance | 48,458 | 41,431 |
| Interest | 11,056 | 31,152 |
| Professional Fees-Legal | 36,632 | 35,849 |
| Professional Fees-Others | 28,196 | 39,219 |
| Personnel Expenses | 241,882 | 232,378 |
| Leases (Notes A & D) | 34,846 | 17,080 |
| **TOTAL EXPENSES** | 639,588 | 659,816 |
| **INCOME (LOSS) FROM OPERATION** | (96,682) | 58,830 |
| **OTHER INCOME (EXPENSES)** | | |
| Interest Income | - | 845 |
| Legal Settlement Cost (Note J) | - | (160,000) |
| **NET OTHER INCOME (EXPENSES)** | - | (159,155) |
| **INCOME (LOSS) BEFORE TAXES** | (96,682) | (100,325) |
| Income Tax Expense (Note B) | 800 | 800 |
| **NET LOSS** | $ (97,482) | $ (101,125) |

The accompanying notes are an integral part of these financial statements.

5



## WATERS EDGE WINERIES, INC.
## STATEMENTS OF STOCKHOLDER'S EQUITY
### Years Ended December 31, 2025 and 2024

| | Common Stock | | Additional Paid In Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Beginning Balance, January 1, 2024 | 200 | $ 200 | 2,582 | $ 400,361 | $ 403,143 |
| Contributions | - | - | - | - | - |
| Distributions | - | - | (2,582) | (9,015) | (11,597) |
| Net Income (Loss) | - | - | - | (101,125) | (101,125) |
| Ending Balance, December 31, 2024 | 200 | $ 200 | $ - | $ 290,221 | $ 290,421 |
| Contributions (Note M) | 87,429 | 87,429 | - | - | 87,429 |
| Distributions (Note M) | (200) | (200) | - | - | (200) |
| Net Income (Loss) | - | - | - | (97,482) | (97,482) |
| Ending Balance, December 31, 2025 | 87,429 | $ 87,429 | $ - | $ 192,739 | $ 280,168 |

The accompanying notes are an integral part of these financial statements.

6

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CPAs

## WATERS EDGE WINERIES, INC.
## STATEMENTS OF CASH FLOWS
### Years Ended December 31, 2025 and 2024

|  | 2025 | 2024 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** |  |  |
| Net Loss | $ (97,482) | $ (101,125) |
| Adjustments to Reconcile Net Income to Net Cash |  |  |
| Provided(Used) by Operating Activities: |  |  |
| Depreciation | 16,879 | 30,469 |
| Transfer of Fixed Assets (Notes C and H) | 46,607 | - |
| Cash Provided(Used) by Changes in |  |  |
| Operating Assets and Liabilities: |  |  |
| Accounts Receivable | 40,798 | (110,859) |
| Due from Related Party | (44,151) | (160,363) |
| Accrued Expenses | (583) | 19,314 |
| Employee Advances | (2,122) | 600 |
| Note Receivable | 20,000 | 20,000 |
| Note Payable-Current Portion | (13,051) | 2,130 |
| Income Tax Payable | (3,213) | - |
| **CASH USED FOR OPERATING ACTIVITIES** | (36,318) | (299,834) |
| **FINANCING ACTIVITIES** |  |  |
| Proceeds from Issuance of Common Stocks | 87,229 | - |
| Principal Payments of Long-Term Debt | (57,075) | (18,849) |
| **CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES** | 30,154 | (18,849) |
| **DECREASE IN CASH AND CASH EQUIVALENTS** | (6,164) | (318,683) |
| **Cash and Cash Equivalents at Beginning of Year** | 157,146 | 475,829 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | $ 150,982 | $ 157,146 |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:** |  |  |
| Income Taxes Paid | $ 800 | $ 7,303 |
| Interest Expense | 11,056 | 31,152 |

The accompanying notes are an integral part of these financial statements.

7



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NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1.  Waters Edge Wineries, Inc. (the Company) was incorporated under the laws of the State of California on May 15, 2012. Effective May 1, 2025, the Company switched to be a Delaware Corporation. The Company has adopted a December 31 calendar year end for reporting requirements.

2.  The Company is a franchisor that provides a unique franchise system to franchisees. The Company sells franchise licenses to business owners in certain states. The license provides the franchisee the right to the Company's trademarks, training, processes, software and supply chain to help them operate an independent winery business. The Company collects monthly royalty and support fees from the franchisees.

3.  Method of Accounting-All assets, liabilities, income and expenses are recorded using the accrual method of accounting.

4.  Revenue Recognition-The Company accounts for revenue using the accounting method prescribed under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topics 606, "*Revenue from Contracts with Customers*" which provides a five-step analysis of contracts to determine when and how revenue is recognized and replaces the most existing revenue recognition guidance in the United States of America generally accepted accounting principles. The ASU also required expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted the new standard effective January 1, 2019.
    As part of the adoption of ASC 600, the Company elected to use the following transition practical expedients: (1) all contract modifications that occurred prior to the date of the initial application when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price have been reflected in the aggregate; and (2) ASC 606 is applied only to contracts that are not completed at initial date of application. Because there are no contract modifications, there is not a significant impact as a result of electing these practical expedients.

    The adoption of this ASU did not have a significant impact on the Company's financial statements. The majority of the Company's revenue arrangements generally consist of the collection of franchise royalty fees from franchisees. Based on the Company's evaluation process and review of its contracts with franchisees, the timing and amount of revenue recognized previously is consistent with how revenue is recognized under the new standard. No changes were required to previously reported revenues as a result of this adoption.

    Franchise royalties and support fees are recognized when earned and are stated net of all related franchisee costs. The royalty and support fees are average 5% of the franchisees' gross sales.

5.  Cash & Cash Equivalents for purposes of the statement of cash flows, include cash on hand, cash in checking and savings accounts with banks. All short-term debt securities with a maturity of three months or less are considered cash equivalents.



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NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CON'T:

6. Accounts Receivable-consists of fees related to services rendered and sales completed in the current year but were not received as of the balance sheet date. Management determines an allowance for doubtful accounts based on specific identification of uncollectible receivables and historical collection rates. Uncollectible receivables are written off after all attempts at collection are exhausted. Management has determined that all receivables are collectible at December 31, 2025 and 2024.

7. Reclassifications-Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year financial statements.

8. Use of Estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

9. Leases-Effective January 1, 2022, the Company adopted the requirements of Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2016-02, "*Leases* (Topic 842)" and all related amendments. The Company elected to apply the practical expedient of forgoing the restatement of comparable periods. The Company elected the practical expedients permitted under transition guidance to not reassess leases entered into prior to adoption. As permitted under ASC 842, the Company made an accounting policy election to exempt leases with an initial term of 12 months or less from balance sheet recognition. Instead, short-term leases are expensed over the lease term with no impact to the balance sheet.

   Under this approach, operating leases are measured and recorded as operating leases as of January 1, 2022 and existing capital leases are carried over at their carrying value and classified as finances leases. The Company's operating lease at December 31, 2025 is a short-term lease and has been elected to be exempt from balance recognition. The Company had no finance leases as of December 31, 2025.

10. Concentration of Cash and Credit Risk-The Company maintains corporate cash balances which, at times, may exceed federally insured limits. Management believes it is not exposed to any significant risk on its cash balances. At year end, the Company has no uninsured cash balances.

11. Property and Equipment are stated at cost. The straight-line method of depreciation is followed for financial reporting purposes. Depreciation is provided in amounts sufficient to relate the cost of assets to operations over their estimated service lives or the lives of the respective leases, whichever is shorter. As the Company's accounting policy, maintenance and repairs are charged to expense. Major renewals and improvements are capitalized. Gains and losses on dispositions are credited or charged to earnings as incurred.



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NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CON'T:

Depreciation is provided at rates based on the following estimated useful lives:

| | |
|---|---|
| Vehicles | 5 years |

For federal income tax purposes, depreciation is computed using the accelerated cost recovery system and the modified accelerated cost recovery system.

12. Fair Value of Financial Instruments-Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, "*Fair Value Measurements and Disclosures*", defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability.

    The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

    Cash and Cash Equivalents, Accounts Receivable, Other Receivables, Notes Receivables, Accrued Liabilities and Other Payables-The carrying amounts reported in the balance sheets for these items are a reasonable estimate of fair value.

    Loan Payable and Long-Term Debt-The fair value of loan payable and long-term debt is estimated based on the present value of cash flows required under the loan and debt, using discounting rate based on interest rates for similar debt instruments. The carrying amounts approximated fair value.

13. Advertising Costs are expensed in the year incurred. The Company incurred $105,232 and $108,391 in advertising expense in the years ended December 31, 2025 and 2024, respectively.

NOTE B-INCOME TAXES:

The Company has originally elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of the Company's taxable income in their individual income tax returns. The State of California imposes a tax of 1 ½% of taxable income or $800, whichever is greater.

The income allocable to each stockholder is subject to examination by federal and state taxing authorities. In the event of an examination of the income tax returns, the tax liability of the stockholders could be changed if an adjustment in the income is ultimately determined by the taxing authorities.



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## NOTE B-INCOME TAXES-CON'T:

Effective December 31, 2024, the Company revoked its s-election under Section 1362(a) of the Internal Revenue Code. Effective upon s-election termination, the Company accounts for income taxes in accordance with FASB ASC Topic 740, *"Income Taxes"*, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate principally to depreciation and amortization of property and equipment, related party interest, unrealized losses from hedge activities and allowance for loan losses. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized

The Company adopted the provisions of FASB ASC 740-10-25, which prescribes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. FASB ASC 740-10-25 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions.

The Company does not have any accruals for uncertain tax positions as of December 31, 2025 and 2024. It is not anticipated that unrecognized tax benefits would significantly increase or decrease within 12 months of the reporting date.

Provision for state income tax for the years ended December 31, 2025 and 2024 is as follows:

|  | 2025 | 2024 |
|---|---|---|
| California | $ 800 | $ $800 |

## NOTE C-PROPERTY AND EQUIPMENT:

At December 31, 2025 and 2024, the company had the following property and equipment:

|  | 2025 | 2024 |
|---|---|---|
| Vehicle | $ 161,804 | $ 228,919 |
| Accumulated Depreciation | (67,681) | (84,360) |
| Net Property and Equipment | $ 94,123 | $ 144,558 |

During the conversion from an S-Corporation to C-Corporation, as noted in Note B, one of the vehicle was transferred to the Company's sole stockholder, along with the loan associated with it.



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## NOTE D-LEASES:

The Company leases office facilities on a month-to-month basis. Total rent expense for the year ended December 31, 2025 was $34,846. The office lease is classified as short-term operating based on its terms.

## NOTE E- STOCKHOLDER:

Ken Lineberger was the sole stockholder of the company as of December 31, 2024. When the Company changed its tax status from S-Corporation to a C-Corporation, he sold all 200 common stocks issued and outstanding and purchased 87,429 new stocks under the C-Corporation.

## NOTE F-RELATED PARTY TRANSACTIONS:

The Company shares office space and employees with a related party, BEKH Cellar. As of December 31, 2025, the Company has a note receivable from BEKH Cellar in the amount of $333,171. This loan is unsecured, non-interest bearing and due on demand.

## NOTE G-SUBSEQUENT EVENT:

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 23, 2026, the date the financial statements were available to be issued. There were no other subsequent events requiring adjustments to and disclosures in the financial statements as of and for the year ended December 31, 2025.

## NOTE H-LONG TERM DEBT:

Long-Term Debts as of December 31, 2025 and 2024 consisted of the following:

|  | 2025 | 2024 |
|---|---|---|
| Note Payable to Carmax Auto Finance. Secured by vehicle, matures in March 2029, monthly payment of $1,370 including interest at 9.89% annually. Loan was transferred along with the vehicle to the owner (Notes B and C). | $ -0- | $ 57,075 |
| Unsecured SBA Loan, matures in August 2051, with Interest rate of 3.75%. Monthly payment of $2,496 will start in March 2026. | 482,686 | 482,686 |
| Less: Current Portion | 11,694 | 24,745 |
| Net Long-Term Debt | $ 470,992 | $ 515,016 |

12

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## NOTE H-LONG TERM DEBT-CON'T:

Maturities of financing obligations are as follows:

| Year Ending December 31 | Amount |
|---|---|
| 2026 | $ 11,694 |
| 2027 | 12,944 |
| 2028 | 14,494 |
| 2029 | 16,444 |
| 2030 | 18,944 |
| Thereafter | 408,166 |
| TOTAL | $ 482,686 |

## NOTE I-FAIR VALUE MEASUREMENTS:

FASB ASC Topic 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs).

In accordance with FASB ASC Topic 820, the following summarizes the fair value hierarchy:

Level 1 Inputs—Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs—Inputs other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3 Inputs—Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

FASB ASC Topic 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

As of December 31, 2025 and 2024, there were no assets and liabilities measured at fair value.



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## NOTE J-CLAIMS AND LITIGATIONS:

On October 26, 2022, the Company filed a federal complaint against one of its franchisee, Wine Vibes, LLC. On September 26, 2023, the parties entered into a settlement agreement and Mutual Release of Claims, requiring Wine Vibes, LLC to pay a sum of $300,000, plus interest at 12% per annum or the highest legal rate, whichever is lower. The settlement amount maybe reduced to $200,000 in 10 yearly installments of $20,000 (the "Reduced Settlement Amount") if Wine Vibes, LLC complies with the terms and conditions of the settlement agreement and make payments of all installments for the reduced settlement amount.

During 2024, the Company paid its legal team $160,000 for the legal costs associated with the above settlement.

## NOTE K-RETIREMENT PLAN:

The Company does not sponsor any retirement plan for its employees.

## NOTE L-NOTE RECEIVABLE:

Note receivable consists of settlement receivable from Wine Vibes, llc in 2023. The note amount as of December 31, 2025was $160,000, due in 10 yearly installments, with zero interest (see Note J).

## NOTE M-SIGNIFICANT EVENTS:

Effective December 31, 2024, the Company revoked its s-election under Section 1362(a) of the Internal Revenue Code and becomes a C-Corporation.

During 2025, the Company initiated a Regulation Crowdfunding (Reg CF) offering through Wefunder Portal, LLC, a registered funding portal. The Company is offering to both accredited and non-accredited investors up to 500,000 shares of its Series Seed Preferred Stock, $0.00001 par value per Share (each a "Share" and, collectively, the "Shares" or "Securities") at a purchase price of $1.25 per Share; provided, however, that if an investor subscribes on or before the date on which the Company raises $99,999.75 in the Offering, then the investor will receive an "early bird" discount, which will reduce the purchase price to $1.00 (such purchase price whether with or without the "early bird" discount, the "Purchase Price"). The minimum amount or target amount to be raised in the Offering is $50,000.25 (the "Target Offering Amount") and the maximum amount to be raised in the Offering is $499,999.75 (the "Maximum Offering Amount"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. Under this offering, in 2025 the Company issued 53,000 shares at a price of $1.00 per share for $53,000.00. The Company agreed to compensate Wefunder Portal 7.5% of the total funds raised via the Portal (collectively, "Fees") totaling $3,975.00. The Company's Crowdfunding campaign is still active in 2026.

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